SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2015
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – IR 05/15

Clarification about Inquiries CVM/Bovespa

                Curitiba, April 29, 2015. Companhia Paranaense de Energia – Copel, a company that generates, transmits, distributes and sells power, with shares listed on the BM&FBovespa (CPLE3, CPLE5, CPLE6), NYSE (ELP) and Latibex (XCOP), hereby provides clarifications on the news article published by Valor Econômico, on April 23, 2015, under the title “Copel contesta multa por atraso em MT” (Copel contests fine for delays in the State of Mato Grosso), requested through Official Letter 1174/2015 – SAE, sent by BM&FBOVESPA – Securities, Commodities and Futures Exchange on April 23, 2015, which is transcribed below, followed by the Company's letter sent to BM&FBOVESPA with appropriate clarifications.

______________________________________________________________

“Official Letter 1174/2015 – SAE - Copel

April23, 2015

1174/2015 – SAE

Companhia Paranaense de Energia – Copel

Mr. Luiz Eduardo da Veiga Sebastiani

Investor Relations Officer

Re: Request for clarification in relation to an article published by the press

Dear Sirs,

An article published in the April 23, 2015 edition of the newspaper Valor Econômico entitled “Copel contesta multa por atraso em MT” (Copel contests fine for delays in the State of Mato Grosso) states, among other matters, that:

✓  In addition to the sanctions imposed by the agency, Copel may assume the entire cost of repositioning the energy to be delivered to the distributors during the period of delay;

✓  According to the newspaper O Estado de S. Paulo, the loss to the group could reach R$720 million.

We hereby request clarification on this article by April 24, 2015, as well as any other relevant information.

The file to be sent should include a transcription of the request prior to the company’s reply.

Notice to the Market – IR 05/15

This request falls within the scope of the Cooperation Agreement entered into between the CVM and the BM&FBOVESPA in December 13, 2011, and failure to comply with it may lead to a fine by the CVM’s Corporate Relations Department, pursuant to CVM Instruction 452/07.

Sincerely,

 Nelson Barroso Ortega

Corporate Oversight Department

copies to:     CVM – Brazilian Securities and Exchange Commission

Mr. Fernando Soares Vieira - Corporate Relations Supervisor

Mr. Waldir de Jesus Nobre - Market and Broker Relations Supervisor

__________________________________________________________

RE-C/228/2015/DFI

Curitiba, April 29, 2015

Mr. Nelson Barroso Ortega

Corporate Oversight Department

BM&FBovespa

Praça Antonio Prado, 48 - 2º floor

01013-001  São Paulo - SP

OFFICIAL LETTER 1174/2015-SAE: DECLARATION BY COPEL

Through Official Letter SAE 1174-15 of April 23, 2015, you requested information regarding an article published in the April 23, 2015 edition of the newspaper Valor Econômico, entitled Copel contesta multa por atraso em MT” (Copel contests fine for delays in the State of Mato Grosso).

We would therefore like to make it clear that, due to government acts, fortuitous events and force majeure throughout the installation of the Colíder Hydroelectric Power Plant (HPP Colíder), Copel Geração e Transmissão is requesting the Brazilian Electricity Regulatory Agency (Aneel) to recognize an exclusion from responsibility period of 644 days in relation to the delay in the plant’s operational start-up, originally scheduled for December 30, 2014.

Aneel’s technical team recognized, preliminarily, 214 days of delay, which may still be ratified by the agency’s Executive Board. The Company informs that it will present in the coming days new documentation and arguments to bolster its claim for exclusion from responsibility.

Notice to the Market – IR 05/15

Pursuant to clauses in the Regulated Market Energy Trading Contracts (CCEARs), it is incumbent on the Generator to honor deliveries to the purchasers (distributors). Consequently, since January 1, 2015 Copel Geração e Transmissão has been honoring CCEARs totaling 125 average MW.

The financial impact of the HPP Colíder delays arises from the difference between the cost of purchasing energy and the sale price stipulated by the CCEAR during the period of delay. It is important to note, that the article, by ignoring (i) the recognition of 214 days and (ii) the contractual revenue, made use of false premises when presenting the impact of the plant delays.

The Company would like to clarify that it can make use of energy from its other plants to comply with the Colíder CCEAR. Consequently, the sole impact is the prevention of additional revenue, since the Company has ceased selling energy to the spot market at the Difference Settlement Price (PLD) in order to sell at the CCEAR price (R$134.95/MWh).

The Company would also like to clarify that it periodically updates its shareholders and the market in general regarding the progress of the works and the term for the plant’s operational start-up.

As a result, the Company would like to reiterate that, pursuant to publicly available information contained in Note 3.3.1 of the Management Report, filed at the CVM together with the Standardized Financial Statements, the plant is expected to begin commercial operations in April 2016, further reducing the impact of the delays.

We remain at your disposal for any additional information you may require.

Curitiba, April 29, 2015.

Luiz Eduardo da Veiga Sebastiani

Chief Financial and Investor Relations Officer

For further information, please contact Copel’s Investor Relations team:

ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 30, 2015

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.